Exhibit 2.4

FORM OF

PATENT, KNOW-HOW, AND TRADE SECRET LICENSE AGREEMENT – HOWMET AEROSPACE INC. TO ARCONIC CORP.

This Patent, Know-How, and Trade Secret License Agreement (the “Agreement”) is made and entered into as of this [   ] day of [   ], 2020 (the “Effective Date”), by and between ARCONIC INC., a corporation organized under the laws of Delaware (“Licensor”) and ARCONIC ROLLED PRODUCTS CORP., a corporation organized under the laws of Delaware (“Licensee”).

WHEREAS, Licensor and Licensee have entered into a Separation and Distribution Agreement having an effective date of the [   ] day of [   ], 2020 (“Separation and Distribution Agreement”); unless specifically defined in this Agreement, any capitalized term in this Agreement shall have the meaning set forth in the Separation and Distribution Agreement.

WHEREAS, Licensee formerly operated as a business unit of Licensor;

WHEREAS, as part of the Separation and Distribution Agreement, Licensor and Licensee are now two separate publicly traded companies;

WHEREAS, Licensee wishes to license from Licensor the right to use Licensor’s Technology as hereinafter defined below;

NOW THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Licensor and Licensee agree as follows:

Article 1. Definitions. As used in this Agreement, the following terms, whether used in the singular or plural and/or in various verb tenses, shall have the following meanings:

1.1          “Affiliate” shall have the meaning ascribed to it in the Separation and Distribution Agreement and shall, include without limitation, any subsidiary, or any joint venture in which Licensee participates as a joint venturer, and will include any current or future Affiliate.

1.2          “Alloy 10M” means the alloy whose manufacture, use, importation, or sale practices any Valid Claim or pending claim of any and all patents and patent applications worldwide related to Patent Cooperation Treaty Application Serial No. PCT/US2018/058421, Publication No. WO2019/089736 (Ascent reference no. 116972).

1.3          “Brazing” means joining metals (e.g., in a furnace) by fusion of nonferrous alloys that have melting points above 425°C (800°F) but lower than those of the metals being joined.

1.4          “Brazing Sheet” means a Sheet of an alloy suitable for Brazing, or a Sheet clad with an alloy suitable for Brazing on one or both sides.

1.5          “C-Alloys and E-Tempers” means certain alloys and aluminum Tempering processes described in Schedule 2.

1.6          “Change of Control” shall have the meaning ascribed to it in the Separation and Distribution Agreement.

1.7          “Confidential Information” means all materials, trade secrets, or other Intellectual Property and information, including, without limitation, proprietary information and materials (whether or not patentable) regarding the Technology that is disclosed at any time by Licensor to Licensee under this Agreement or known to Licensee prior to this Agreement, including without limitation the Know-How and Trade Secrets.

1.8          “Extrusion” means an alloy product formed by pushing material through a horizontal die so as to create a generally linear or curved product having a uniform cross-section along a dimension (length) in the direction in which the material is pushed through the die that is significantly greater than a dimension (width/height) defined by the die through which the material is pushed.

1.9          “Fan Blade” means the forged product(s) whose manufacture, use, importation, or sale practices any Valid Claim or pending claim of any and all patents and patent applications worldwide related to U.S. Patent Application Serial Nos. 12/799,244, 13/998,831, 14/847,303, and 16/158,198, including U.S. Patent Nos. 9163304, 10053754, and 10,119,184 (Ascent reference no. 102725).

1.10       “Feedstock” means raw material supplied to a manufacturing plant or production operation for use in an industrial process.

1.11       “Forging” means a metal part worked to a predetermined shape by one or more of processes such as hammering, upsetting, pressing, spinning, etc.

1.12       “Improvement” means non-de-minimis improvements made to a Technology.

1.13       “Ingot” means a cast form of an alloy suitable for re-melting or mechanical working.

1.14       “Intellectual Property” means all works, including literary works, pictorial, graphic and sculptural works, architectural works, works of visual art, and any other work that may be the subject matter of copyright protection; advertising and marketing concepts; trademarks; information; data; formulas; designs; models; drawings; computer programs; including all documentation, related listings, design specifications, and flowcharts, trade secrets, and any inventions including all business processes, manufactures and compositions of matter and any other invention that may be the subject matter of patent protection; and all statutory protection obtained or obtainable thereon.

1.15       “Know-How and Trade Secrets” means proprietary know-how and trade secrets relating to the Licensed Products including, without limitation, the “R Nos.”, “C-Alloys”, and “E-Tempers” set forth in Schedules 1 and 2.

1.16       “Licensed Products” means: (i) 10M Alloy as defined in Schedule 6; (ii) Fan Blade products as defined in Schedule 5; (iii) C-Alloys and E-Tempers as defined in Schedule 2; (vi) RSR as defined in Schedule 4; and (v) Miscellaneous Products as defined in Schedule 3.

1.17       “Licensor Patent Rights” means the patent applications (including provisional patent applications and PCT patent applications), patents, and invention reports listed on Schedule 1 hereto, as well as the inventions described therein, all foreign equivalents (unless otherwise limited by the scope of the applicable license grant), divisional applications and continuation applications, or continuations-in-part applications of such patent applications, all patents issuing from such applications, divisional applications and continuation applications, or continuations-in-part applications, and any reexamination or reissue patents of any such patents.

1.18       “Miscellaneous Products” means products, other than those described in Schedules 2 and 4-6, made using miscellaneous proprietary methods and/or processes, including but not limited to R nos. set forth in Schedule 1 and any and all material, product, service, procedure, or kit (including work-in process) whose manufacture, use, importation, or sale practices any Valid Claim or pending claim within the Licensor Patent Rights or is based on or otherwise uses any of the Technology, including without limitation, any product made using the methods claimed in any issued or pending claim within the Licensor Patent Rights as set forth in Schedule 1.

1.19       “Plate” means a rolled alloy product that is rectangular in cross section and with a thickness of not less than 0.250 inch.

1.20       “RSR” means resistance spot rivets and the methods by which they are used to join materials and whose manufacture, use, importation, or sale practices any Valid Claim or pending claim of any and all patents and patent applications worldwide related to U.S. Patent Applications Nos. 14/315,698, 14/967,777, 14/611,555, 15/266,331, 15/469,161, 62/778,938, 62/778,939 and International Patent Application No. PCT/US2018/065329 (Ascent reference nos. 104346, 104443, 105574, 109939, 113837, 118478, 118479, 118530).

1.21       “Scrap” means fragments of Feedstock removed in manufacturing and/or manufactured articles or parts rejected or discarded and useful only as waste material for reprocessing.

1.22       “Sheet” means a rolled alloy product that is rectangular in cross section with a thickness less than 0.250 inch and with sheared or sawed edges.

1.23       “Technology” means, with respect to Licensed Products, the Licensor Patent Rights and the Know-How and Trade Secrets.

1.24       “Temper” means the condition produced in an alloy by either mechanical or thermal treatment, or both, and characterized by a certain structure and mechanical properties.

1.25       “Valid Claim” means a claim of any unexpired patent that has not been withdrawn or canceled, nor held invalid by a court of competent jurisdiction in an un-appealed decision.

1.26       “Wrought Product” means an alloy product that has been subjected to mechanical working by such processes as rolling, extruding, forging, etc.

Article 2. Grant of Rights.

2.1       License Grants. Subject to the terms and conditions of this Agreement, Licensor on behalf of itself and its Affiliates hereby grants to Licensee and Licensee hereby accepts the licenses for the Licensed Products as described in Schedules 2 through 6.

2.2       Improvements. Unless otherwise specified in a Schedule hereto, there is no requirement by either party to share or disclose to the other party Improvements that a party makes to the Technology in connection with the Licensed Products. Licensee shall have the right during the term of this Agreement and always subject to the terms herein, including, without limitation, the terms of Article 7, to modify, improve and otherwise create derivative works of the Technology applicable to Miscellaneous Products. For the purpose of this Agreement any such Licensee modification, improvement or creation of derivative work using the Technology shall be considered an Improvement.

Article 3. Maintenance and Support. Licensee is solely responsible for providing all maintenance and support to its customers of the Licensed Products. Licensor has, and shall have, no obligation to provide any maintenance or support to Licensee or any of Licensee’s customers with respect to any Technology and/or Licensed Products.

Article 4. Patent Prosecution. The filing, prosecution, and maintenance of all Licensor Patent Rights shall be the primary responsibility of Licensor. In the event that Licensor elects to abandon a Licensor Patent Right applicable to the Licensed Products, Licensor shall notify Licensee in writing of its intention to abandon such Licensor Patent Right at least thirty (30) days, if possible, prior to the date (including all permissible extensions of time) on which the Licensor Patent Right shall be deemed, by the applicable government authority, to be abandoned. In response to such notice, Licensee shall have fifteen (15) days, if possible, to notify the Licensor of Licensee’s decision to acquire, at no charge, the Licensor Patent Right from Licensor. In the event Licensee decides to acquire such Licensor Patent Right, Licensor shall: (a) receive and enjoy, from Licensee, a license to such assigned Licensor Patent Right, such license to be subject to the terms of Schedule 3 of the Patent, Know-How, and Trade Secret License Agreement – Arconic Corp. to Howmet Aerospace Inc. signed contemporaneously herewith; and (b) execute any reasonable documentation necessary to assign such Licensor Patent Right to Licensee upon request and without further consideration, such documentation to be prepared at Licensee’s expense. For clarity, if Licensee does not respond within the fifteen (15) day notice period, Licensor may abandon the applicable Licensor Patent Right without any further recourse or accounting to Licensee.

Article 5. [Reserved]

Article 6. Confidential Information.

6.1       Treatment of Confidential Information. Licensee: (i) shall maintain the Confidential Information in confidence, using appropriate access control and physical security measures to safeguard the confidentiality thereof; (ii) shall not disclose, divulge or otherwise communicate such Confidential Information to others (except to exploit the Confidential Information for its own internal use), or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement; and (iii) agrees to exercise commercially reasonable precautions to prevent and restrain the unauthorized disclosure of such Confidential Information by any of its directors, officers, employees, consultants, subcontractors, sublicensees, or agents. Prior to disclosure of Confidential Information to Licensee’s directors, officers, employees, consultants, subcontractors, sublicensees, or agents, Licensee will enter into written agreements with such parties that contain restrictions on the disclosure of confidential information that are at least as restrictive as the terms and conditions of this Agreement. With respect to Know-How and Trade Secrets, the obligations of confidentiality and nondisclosure imposed on the Licensee by this Agreement shall continue until the occurrence of one of the conditions set forth in Section 6.2. With respect to other forms of Confidential Information, the obligations of confidentiality and nondisclosure imposed on the Licensee by this Agreement shall extend for the longer of: (a) two (2) years from the date of termination of this Agreement; and (b) until the occurrence of one of the conditions set forth in Section 6.2. Licensor and Licensee also agree to maintain the terms and conditions of the Agreement in confidence in accordance with this Section 6.1 for so long as this Agreement remains in full force and effect.

6.2       Release of Obligations. The obligations of Licensee, and of its Affiliates’ directors, officers, employees and agents, with respect to any Confidential Information disclosed thereto by Licensor pursuant to this Agreement shall cease if Licensee can establish to the satisfaction of Licensor or, failing agreement by Licensor, of a court of competent jurisdiction (provided it is a court of last resort, the Parties have agreed to abandon all appeals or the time for filing an appeal has expired) that the Confidential Information: (a) was legally known to or in the possession of Licensee, without obligation of confidentiality or non-use, at the time of disclosure to Licensee by Licensor; (b) legally is or has become part of the public domain through no fault of Licensee; or (c) has been disclosed to Licensee by a third party on a non-confidential basis and without breaching any contractual, confidential or fiduciary obligation to Licensor or any law. A general disclosure in the public domain, or possession by Licensee of general information, will not cause more specific (but related) information to be excluded as Confidential Information under one of the above exceptions. Similarly, a combination of several pieces of information, where each piece of information individually is in the public domain or in the possession of Licensee, will not operate to exempt the combination as Confidential Information unless the combination itself is in the public domain. In the event Licensee becomes legally compelled by law, regulation, court order or administrative body to disclose any of Licensor’s Confidential Information, Licensee shall be entitled to disclose such information, provided that Licensee provides Licensor with prompt prior written notice (if legally able) so that Licensor may seek a protective order or such other appropriate remedy and Licensee limits disclosure of Licensor’s Confidential Information to only that portion which is legally required.

6.3       Ownership and Return of Confidential Information. All Confidential Information, together with all copies, reproductions, summaries, evaluations, analyses, notes, reports or other records created by Licensee in respect of the Confidential Information and all other information, know-how, data and materials generated by the use of the Confidential Information shall be treated as Confidential Information of Licensor, shall be the sole and exclusive property of Licensor and shall be returned to Licensor by Licensee forthwith upon termination pursuant to Article 10. Notwithstanding the above, one copy of such material may be retained in the legal files of Licensee solely for compliance purposes.

Article 7. Acknowledgement and Obligations.

7.1       Ownership. Licensor will retain and own all right, title, and interest in and to the Licensor Patent Rights and Know-How and Trade Secrets, including, for the avoidance of doubt, any Improvements made by Licensor. Licensee acknowledges the validity and ownership by Licensor of the Technology. This Agreement shall in no way be construed to grant Licensee any ownership rights in any of the Technology.

7.2       Third Party Infringement. If legally able and without breaching any confidentiality provisions of a contract with a third party, Licensee shall promptly report in writing to Licensor during the term of this Agreement any: (a) known infringement or suspected infringement by a third party of any of the Licensor Patent Rights; or (b) unauthorized use or misappropriation of the Know-How and Trade Secrets by a third party of which it becomes aware, and shall provide Licensor with all available evidence supporting the infringement, suspected infringement or unauthorized use or misappropriation. Licensor shall have the sole and exclusive right to bring an infringement action or proceeding against any infringing third party, and, in the event that Licensor brings such an action or proceeding, Licensee shall cooperate and provide full information and reasonable assistance to Licensor and its counsel, at Licensor’s expense, in connection with any such action or proceeding.

Article 8. Representations and Warranties, Limitations of Liability and Disclaimers.

8.1       Mutual Representations. Each party hereto represents and warrants to the other that: (a) it has the full right and power to enter into and fully perform this Agreement in accordance with its terms; (b) this Agreement constitutes a legal, valid and binding agreement of such party, enforceable against such party in accordance with its terms; (c) it will comply with all applicable laws and regulations in the exercise and performance of its rights and obligations under this Agreement; and (d) its execution, delivery and performance of this Agreement throughout its duration: (i) does not require consent from any third party; (ii) will not violate (with the lapse of time or giving of notice or both) rights granted by such party to any third party or violate or otherwise interfere with the provisions of any agreement to which such party is a party or otherwise bound; (iii) will not preclude such party from complying with the provisions hereof; and (iv) will not violate any applicable law or regulation or judicial order.

8.2       No Warranty. Licensor, by this Agreement, makes no warranties or guarantees, either express or implied, arising by law or otherwise with regard to the Technology, the Licensor Patent Rights, the Know-How and Trade Secrets, and/or Licensed Products. In particular, Licensor assumes no obligation and makes no representations or warranties hereunder, express or implied, in law or in fact, with respect to: (i) the utility, quality or characteristics of the Technology or any use, embodiment, or modification thereof; (ii) the use of any Licensed Product or method within the Licensor Patent Rights or any embodiments or modifications thereof; or (iii) whether such Licensed Products or methods or any use, embodiments, or modifications thereof would be in compliance with any federal, state or local laws, regulations, standards or criteria with respect to any claim which may arise in connection with any sale or use of Licensed Products, or with respect to the practice of any methods within the Licensor Patent Rights. LICENSOR SPECIFICALLY DISCLAIMS, AND WILL HAVE NO OBLIGATION OR LIABILITY FROM THIS AGREEMENT WITH REGARD TO THE LICENSOR PATENT RIGHTS, KNOW-HOW AND TRADE SECRETS, AND/OR LICENSED PRODUCTS FOR ANY: (1) IMPLIED WARRANTY OF MERCHANTABILITY; (2) IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (3) IMPLIED WARRANTY OF NONINFRINGEMENT; AND (4) implied warranty of any other type.

8.3       LIMITATION OF LIABILITY. TO THE MAXIMUM EXTENT PERMITTED BY LAW, LICENSOR DISCLAIMS AND SHALL HAVE NO OBLIGATION OR LIABILITY TO LICENSEE FOR ANY TYPE OF INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF ANY BREACH OF WARRANTY OR OTHERWISE UNDER THIS AGREEMENT (WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE OR BREACH OF STATUTORY DUTY) OR OTHERWISE) EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER ARISING UNDER THEORY OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE.

Article 9. Indemnification.

9.1       Indemnification by Licensee. Licensee will indemnify and hold Licensor harmless from and against any and all claims, damages, liabilities, losses, costs and expenses, including, without limitation, legal expenses and reasonable counsel fees, arising out of, incidental to, or in any way resulting from: (a) Licensee’s commercialization, and any use, of Licensed Products, including any third party claims of infringement; (b) Licensee’s use and/or commercialization of the Technology and/or Licensed Products; and (c) any personal injury, death or property damage that arises out of, or relates to, the sale of Licensed Products.

9.2       Indemnification Procedure. After receipt by Licensor of a notice of commencement of any action involving the subject matter of the foregoing indemnity provisions under Section 9.1, Licensor will promptly notify Licensee of the commencement thereof, provided that, any delay in providing such notification shall not relieve Licensee of its indemnification obligations hereunder except to the extent, if any, that such delay prejudices Licensee’s ability to successfully defend such claim. Upon proper notification, Licensee shall have the right, but not the obligation, to control the defense of Licensor against any such third-party claims, utilizing counsel chosen in Licensee’s discretion, provided that Licensor may participate in any such defense, at its own expense, by separate counsel of its choice, and further provided that any such participation shall not limit Licensee’s right to control such defense. Notwithstanding anything contained in the foregoing sentence to the contrary, Licensee: (a) shall not be entitled to have sole control over any third party claim or action that: (i) seeks an order, injunction or other equitable relief against Licensor; or (ii) is the subject of such third party indemnification claim in which both Licensee and Licensor are named as parties and either Licensor or Licensee determines with advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the other party or that a conflict of interest between such parties may exist in respect of such action; and (b) shall obtain the prior written approval of Licensor before ceasing to defend against any third party indemnification claim or entering into any settlement, adjustment or compromise of such claim involving injunctive or similar equitable relief being asserted against Licensor. Licensor shall cooperate with Licensee in the provision of any such defense by providing to Licensee all such information, assistance and authority as may reasonably be requested by Licensee.

Article 10. Term and Termination.

10.1       Term. This Agreement shall commence upon the Effective Date and continue until terminated as set forth in this Article 10.

10.2       Termination for Breach. Licensor and Licensee will be entitled to terminate this Agreement by written notice to the other party in the event the other party is in breach of any of its obligations hereunder and shall fail to remedy any such default within sixty (60) days after notice thereof by the non-breaching party.

10.3       Termination for Patent Expiration. The licenses granted under this Agreement shall terminate with respect to the Licensor Patent Rights upon the expiration of the last issued patent of the Licensor Patent Rights. The licenses granted under this Agreement with respect to Know-How and Trade Secrets shall continue notwithstanding the expiration of the Licensor Patent Rights.

10.4       Survival of Obligations; Return of Confidential Information. Notwithstanding any expiration or termination of this Agreement, Articles 1, 3, 6, 7, 8, 9, this Section 10.4 and Article 11 shall survive and continue to be enforceable as set forth herein.

Article 11. Miscellaneous.

11.1       Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to its conflicts of law principles.

11.2       Jurisdiction and Venue. Each of the parties: (a) submits to the exclusive jurisdiction of any state or federal court sitting in Wilmington, Delaware for any action or proceeding arising out of, or relating to, this Agreement; (b) agrees that all claims in respect of the action or proceeding may be heard and determined in any such court; and (c) agrees not to bring any action or proceeding arising out of, or relating to, this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Each party agrees that a final judgment in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

11.3       Waiver. The waiver by one party of a breach or a default of any provision of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of a party to exercise or avail itself of any right, power or privilege that it has, or may have, hereunder operate as a waiver of any right, power or privilege by such party.

11.4       Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM, OR COUNTERCLAIM ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY MATTER ARISING HEREUNDER.

11.5       Notices. Any notice or other communication under this Agreement shall be effective when: (a) delivered in person; (b) if mailed, when deposited in the mail by registered or certified mail, return receipt requested; or (c) if delivered by overnight mail by a recognized overnight carrier (e.g., FedEx, UPS, DHL). All such notices and other communications shall be addressed to the other party as follows:

If to Licensor:	If to Licensee:
Arconic Inc.	Arconic Corp.
201 Isabella Street	201 Isabella Street
Pittsburgh, PA 15212	Pittsburgh, PA 15212
Attn.: General Counsel	Attn.: General Counsel

11.6       No Agency. Nothing herein shall be deemed to constitute Licensor, on the one hand, or Licensee, on the other hand, as the agent or representative of the other, or as joint venturers or partners for any purpose. Neither Licensor, on the one hand, nor Licensee, on the other hand, shall be responsible for the acts or omissions of the other. No party will have authority to speak for, represent or obligate the other party in any way without prior written authority from such other party.

11.7       Entire Agreement. This Agreement and the Separation and Distribution Agreement together contain the full understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings and writings relating thereto. No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the parties.

11.8       Headings. The headings contained in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement.

11.9       Severability. In the event that any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of any relevant jurisdiction, the validity of the remaining provisions shall not be affected and the invalid provision shall be severed herefrom.

11.10       Assignment. This Agreement may not be assigned by Licensee without the consent of Licensor which consent shall not be unreasonably withheld. Notwithstanding the foregoing, no such consent of Licensor is required under this Agreement in the event of a Change of Control of Licensee, so long as: (a) the resulting, surviving or transferee Person assumes all the obligations of the Licensee by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the Licensor; and (b) the licenses granted herein shall not be transferrable or sublicensable to Affiliates of such Person unless such Affiliates were Affiliates of Licensee prior to such Change of Control.

11.11       Export Control and Requirements. Licensee agrees to comply with all applicable U.S. export control laws and regulations, specifically including, but not limited to, the requirements of the Arms Export Control Act, 22 U.S.C. 2751-2794, including the International Traffic in Arms Regulation (ITAR), 22 C.F.R. 120 et seq.; and the Export Administration Act, 50 U.S.C. 2401-2420, including the Export Administration Regulations, 15 C.F.R. 730-774; including the requirement for obtaining any export license or agreement, if applicable. Without limiting the foregoing, Licensee agrees that it will not transfer or disclose any information it receives from Licensor that constitutes an export-controlled item, data, or service to foreign persons employed by or associated with, or under contract to Licensee or Licensee’s suppliers, without the authority of an export license, agreement, or applicable exemption or exception. Licensee shall immediately notify Licensor if it is, or becomes, listed in any Denied Parties List or if Licensee’s export privileges are otherwise denied, suspended or revoked in whole or in part by any U.S. Government entity or agency. Licensee, whether U.S. or foreign, engaged in the business of brokering, exporting or manufacturing (whether exporting or not) defense articles or furnishing defense services, or related technical data as defined on the United States Munitions List 22 C.F.R. Part 121, represents that it is registered with the Office of Defense Trade Controls as required by the ITAR.

11.12       Counterparts; Images Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of such together shall constitute one and the same instrument. Scanned PDF copies of signatures and facsimile copies of signatures may be deemed original signatures.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective authorized officers as of the Effective Date.

ARCONIC INC.	ARCONIC ROLLED PRODUCTS CORP.

By:	By:

(Signature)	(Signature)

Name:	Name:

(Printed)	(Printed)
Title:	Title: